

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2010

Russell H. Ellison, M.D.
Chief Executive Officer
Ventrus Biosciences, Inc.
787 7th Avenue, 48th Floor
New York, New York 10019

> **Re:    Ventrus Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Amendment  No. 2 filed October 29, 2010**
> **File No. 333-168224**

Dear Dr. Ellison:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Company Overview – General, page 2

1.  We note your response to comment one.  Please expand the discussion to clarify, if true, that there has been no discussion with the FDA regarding VEN 307 and VEN 308 since the discussions in 2007.  In addition, if further development of VEN 307 and VEN 308 was delayed due to lack of financial resources please state this fact.

"We have issued convertible notes that have a maturity date of December 31, 2010…,"  page 15

2.  We note your response to comment 6.  Since the requirement for the completion of the offering by December 31 has not yet been waived, please expand the discussion in the sections entitled "Use of Proceeds" on pages 10 and 37 to describe the possible use of proceeds described in the risk factor.

Certain Relationshps and Related Transactions, page 107

3.  We note the reference to the Bank of America line of credit due November 5, 2010.
    Please update the status of this obligation in this section and elsewhere in the prospectus
    as may be applicable.

Financial Statements
Notes to Financial Statements

Note 9 – Subsequent Events:
     2010ior convertible notes, page F-20

4.  Please refer to your response to our prior comment 16.  Please revise your disclosure on
    page 50 and F-20 to clarify that the warrants expire on February 26, 2015.  Your current
    disclosure states that the warrants expire on March 31, 2015.

5.  Your disclosure states that each warrant will be exercisable for that number of shares of
    the company's common stock equal to 70% of the principal amount of the 2010 Note.
    However, your disclosure on pages F-11, F-30 and F-39 as well as in the MD&A on page
    50 states that the number of shares is equal to 50% of the principal amount of the 2010
    Note.  Please revise.

6.  Please explain the difference between the fair value of the warrants of $1,464,000 and the
    revised amount of $1,468,254 disclosed on page F-39.

Unaudited Condensed Financial Statements
Notes to Unaudited Condensed Financial Statements

Note 3 – Related Party Transactions:
Notes payable:, page F-28

7.     Your disclosure in this section as well as on page F-39 addresses the conditions if a
       Qualified Financing does not occur on or before June 30, 2012.  However, the disclosure
       on pages F-11 and F-20 as well as page 50 of the MD&A states that the date is March 31,
       2012.  Please revise your disclosure to eliminate all inconsistencies.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Don Abbott, Review Accountant, at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, or me at (202) 551-3715 with any other questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc: Alexander M. Donaldson, Esq.
    W. David Mannheim, Esq.
    Wyrick Robbins Yates & Ponton LLP
    4101 Lake Boone Trail, Suite 300
    Raleigh, North Carolina 27607